24000414

S

Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Ballantyne, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

13950 Ballantyne Corporate Place, Ste 185
(No. and Street)

Charlotte	NC	28277
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steve Team	704 927 2939	steam@fblt.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Scharf Pera & Co PLLC
(Name – if individual, state last, first, and middle name)

4600 Park Road, Ste 112	Charlotte	NC	28209
(Address)	(City)	(State)	(Zip Code)

April 18, 2003	28
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Team, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Ballantyne, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RAZAN GHATANI
Notary Public - North Carolina
Mecklenburg County
My Commission Expires Sep 18, 2028

Notary Public

Signature: Steve Team

Title:
CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST BALLANTYNE, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2023

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Report of Independent Registered Public Accounting Firm

To the Managing Members of First Ballantyne, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Ballantyne, LLC, as of December 31, 2023, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of First Ballantyne, LLC, as of December 31, 2023, and the results of its operations and its cash flows for the year then ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to First Ballantyne, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of First Ballantyne, LLC's financial statements. The supplemental information is the responsibility of First Ballantyne, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
We have served as First Ballantyne, LLC's auditor since 2002
Charlotte, North Carolina
February 23, 2024

FIRST BALLANTYNE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$ 184,918
Deposits with clearing organization (cash)	10,750,286
Receivables from clearing organization	4,519,881
Securities owned:	
Marketable, at market value	60,091,581
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $133,130	11,013
Goodwill	1,945,607
Right of use assets	472,283
Other assets	312,241
	$ 78,287,810

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Payables to clearing organization	$ 60,091,581
Securities sold, not yet purchased, at market value	2,485,587
Income taxes payable	9,425
Deferred tax liability	197,032
Operating lease liabilities	469,204
Accounts payable, accrued expenses, and other liabilities	478,686
	63,731,515
Commitments and contingent liabilities	-
Members' equity	14,556,295
	$ 78,287,810

The accompanying notes are an integral part of the financial statements.

FIRST BALLANTYNE, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues:	
Principal transactions	$ 14,143,429
Interest and dividends	1,907,689
Other income	73,513
	16,124,631
Expenses:	
Employee compensation and benefits	10,992,966
Clearance fees	1,591,726
Communications and data processing	750,431
Interest	2,366,752
Regulatory	123,116
Occupancy	93,053
Other expenses	524,905
	16,442,949
Net loss before tax	(318,318)
Income tax expense	33,367
Net loss	$ (351,685)

The accompanying notes are an integral part of the financial statements.

Beginning Balance, January 1, 2023	$ 14,907,980
Net loss	(351,685)
Distributions	-
Ending Balance, December 31, 2023	$ 14,556,295

The accompanying notes are an integral part of the financial statements.

FIRST BALLANTYNE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (351,685)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 9,482	
(Increase) decrease in operating assets:		
Deposits with clearing organization	767,513	
Receivable from clearing organization	1,728,757	
Securities owned	(6,890,047)	
Other assets	(29,701)	
Increase (decrease) in operating liabilities:		
Payable to clearing organization	6,890,047	
Securities sold, not yet purchased	(1,857,223)	
Accounts payable, accrued expenses, and other liabilities	(439,489)	
Total adjustments		179,339
Net cash used in operating activities		(172,346)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture, equipment, and leasehold improvements	(7,714)	
Net cash used in investing activities		(7,714)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net cash used in financing activities		(180,060)
DECREASE IN CASH		(360,120)
CASH AT BEGINNING OF YEAR		364,978
CASH AT END OF YEAR		$ 4,858

The accompanying notes are an integral part of the financial statements.

FIRST BALLANTYNE, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

Note 1 - Organization and Nature of Business:

First Ballantyne, LLC (the "Company") was formed in the state of North Carolina in December 2002. The Company is a fixed-income trading organization that offers retail fixed-income trading desks, taxable debt products, investment ideas, support services and trade executions in fixed-income securities for financial professionals and the investing public. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

Note 2 - Significant Accounting Policies:

Cash and cash equivalents:

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Amounts invested may exceed federally insured limits at any given time.

Security transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Marketable securities are valued at market value.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes:

Effective January 1, 2018, the Company elected to change its tax classification from a partnership to a C corporation. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the company considers all available positive and negative evidence, including future reversals of existing taxable temporary

Note 2 - Significant Accounting Policies (continued):

Income taxes (continued):

differences, projected future taxable income, tax-planning strategies, and results of recent operations. If determined that the company would not be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes, would be made.

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". FASB ASC 740-10 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's balance sheet. Tax years after 2019 remain subject to examination by Federal and State taxing authorities.

Property and equipment:

Property and equipment consists of computers, computer monitors and printers and are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful life of the asset. Repairs and maintenance are expensed as incurred. Any gain or loss on disposition of property and equipment is reported in the year of disposition.

Intangible assets:

The Company accounts for intangible assets under FASB ASC Topic 350, "Intangibles-Goodwill and Other" under which intangible assets are recorded at cost. Those assets with a determinable estimated life are amortized on a straight-line basis over their estimated lives. Intangible assets with an indefinite life are not subject to amortization. These costs are evaluated at least annually for impairment in accordance with FASB ASC Topic 350-30-35-1 "Subsequent Measurement".

The Company accounts for purchases of members' equity interests under the push-down method. Under this method, the retirement of the withdrawing member's equity is treated as a purchase transaction whereby the purchase price is pushed down to the financial statements of the LLC by a pro rata revaluation of the LLC's assets and liabilities, with the amount paid in excess of the book value being recorded as goodwill. All costs, including legal fees, associated with the purchase transaction are expensed as incurred.

Note 2 - Significant Accounting Policies (continued):

Leases:

Effective January 1, 2019, the Company adopted ASC 842, Leases. In accordance with ASC 842, the Company first determines if an arrangement contains a lease and the classification of that lease, if applicable, at inception. This standard requires the recognition of right-of-use ("ROU") assets and lease liabilities for the Company's operating leases. For contracts with lease and non-lease components, the Company has elected not to allocate the contract consideration, and to account for the lease and non-lease components as a single lease component. The Company has also elected not to recognize a lease liability or ROU asset for leases with a term of 12 months or less and recognize lease payments for those short-term leases on a straight-line basis over the lease term in the Statement of Income. Operating leases are included in ROU assets and operating lease liabilities in the Statement of Financial Condition.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments under the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The implicit rate within the Company's leases is generally not determinable and therefore the incremental borrowing rate at the lease commencement date is utilized to determine the present value of lease payments. The determination of the incremental borrowing rate requires judgment. Management determines the incremental borrowing rate for each lease using the Company's estimated borrowing rate. The ROU asset also includes any lease prepayments, offset by lease incentives.

Statement of cash flows:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Fair value of financial instruments:

The Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Note 2 - Significant Accounting Policies (continued):

Fair value of financial instruments (continued):

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The hierarchy is broken down into 3 levels based on the observability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of the products does not entail a significant degree of judgement.
- Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3 of the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Note 3 - Property and Equipment:

The principal categories and estimated useful lives of property and equipment are as follows:

		Estimated Useful Lives
Office equipment	$ 76,987	5 years
Furniture and fixtures	47,156	7 years
Leasehold improvements	20,000	9 years
	144,143	
Less: accumulated depreciation	(133,130)	
	$ 11,013	

Depreciation expense for the year ended December 31, 2023 totaled $9,482.

Note 4 - Receivable From and Payable to Clearing Organization:

Amounts receivable from and payable to a clearing organization at December 31, 2023, consist of the following:

	Receivable	Payable
Deposits with clearing organization	$ 10,750,286	$ -
Receivable from clearing organization	4,519,881	-
Payable to clearing organization	-	60,091,581
	$ 15,270,167	$ 60,091,581

Note 5 - Securities Owned and Sold, Not Yet Purchased:

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values as of December 31, 2023, as follows:

Footnote 5 Securites Owned and Sold, Not Yet Purchased

	Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2023
Assets at Fair Value				
Securities owned:				
Corporate and other debt:				
Securities issued by State and Political Subdivisions	$ -	$ 28,949,214	$ -	$ 28,949,214
Money Market Instruments	-	534,071	-	534,071
Private-Label Mortgage-Backed Securities	-	95,776	-	95,776
Other Asset-Backed Securities	-	1,140,663	-	1,140,663
Corporate Obligations	-	29,172,657	-	29,172,657
Stocks & Warrants	-	199,200	-	199,200
Total corporate and other debt	-	60,091,581	-	60,091,581
Total securities owned at fair value	$ -	$ 60,091,581	$ -	$ 60,091,581
Liabilities at Fair Value				
Securities sold, not yet purchased:				
US gov't and agency securities				
U.S. Treasury securities	$ -	$ 1,790,995	$ -	$ 1,790,995
Total US gov't and agency securities	-	1,790,995	-	1,790,995
Corporate and other debt:				
Corporate Obligations	-	539,812	-	539,812
Stocks & Warrants	-	154,780	-	154,780
Total corporate and other debt	-	694,592	-	694,592
Total securities sold, not yet purchased at fair value	$ -	$ 2,485,587	$ -	$ 2,485,587

Note 6 - Defined Contribution Plan:

In 2004, the Company began a defined contribution retirement plan covering substantially all employees. Under this plan, the Company may make discretionary contributions. Total Company contributions to the plan were $395,162 for the year ended December 31, 2023.

Note 7 - Financial Instruments with Off-Balance-Sheet Risk:

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2023, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2023.

Note 8 - Cash Flow Information:

Supplemental cash flow information for the year ended December 31, 2023 is as follows:

Income taxes paid	$	200,246
Interest paid	$	2,308,634

Note 9 - Leases:

As of December 31, 2023, the Company has entered into operating leases related to its office space and certain equipment. The initial terms expire at various dates in 2024 and 2025. Many of the leases include renewal options ranging from two to three years.

Operating lease expense is recognized on a straight-line basis over the lease term. Total operating lease expenses for the twelve-month period ended December 31, 2023 was $493,827.

Supplemental cash flow information related to operating leases was as follows:

	Twelve Months Ended December 31, 2023	
Cash payments for operating leases	$	528,499

The following table summarizes the future minimum payments for operating leases at December 31, 2023 due in each year ending December 31,

2024	$	360,672
2025		108,940
2026		-
Thereafter		-
	$	469,612

Note 10 - Income Taxes:

Income tax expense consists of the following components:

		Year Ended December 31, 2023
Current:		
Federal	$	33,367
State		-
	$	33,367
Deferred and Other:		
Federal	$	-
State		-
Total Tax Expense	$	33,367

The following schedule reconciles the federal statutory rate to the Company's tax rate.

Federal	21.0%
State, net of federal benefit	2.0
Permanent difference	(33.5)
	-10.5%

Deferred tax liability consists entirely of book to tax differences in the deductibility of goodwill.

Note 11 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $100,000. At December 31, 2023, the company had net capital of $3,969,289, which was $3,869,289 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.083 to 1.

Note 12 - Subsequent Events:

The Company evaluated all events and transactions through February 23, 2024, the date these financial statements were issued. During this period, there were no material recognizable or non-recognizable subsequent events.

FIRST BALLANTYNE, LLC
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2023

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

SCHEDULE I
FIRST BALLANTYNE, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023

Net capital:		
Total members' equity		$ 14,556,295
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		14,556,295
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other deductions or allowable credits		-
Total capital and allowable subordinated borrowings		14,556,295
Deductions and/or charges:		
Nonallowable assets:		
Goodwill, furniture, equipment, and leasehold improvements, net	$ 1,956,620	
Other assets	626,781	
Deductions and/or charges		(2,583,401)
Other additions and/or allowable credits		472,283
Net capital before haircuts on securities positions (tentative net capital)		12,445,177
Haircuts on securities:		
Debt securities		(7,106,922)
Undue concentration		(1,368,966)
Net capital		$ 3,969,289
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, income taxes payable, and other liabilities		$ 330,369
Total aggregate indebtedness		$ 330,369

SCHEDULE I
FIRST BALLANTYNE, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023
(continued)

Computation of basic net capital requirement:		
Minimum net capital required, greater of:		
Minimum net capital required as computed at 6.67 percent of aggregate indebtedness	$ 22,025	
Minimum dollar net capital requirement	100,000	
Total net capital requirement		$ 100,000
Excess net capital		$ 3,869,289
Excess net capital at 120 percent of minimum dollar requirement		$ 3,849,289
Ratio: Aggregate indebtedness to net capital		0.083 to 1

The total equity reported, $14,556,295, and net capital reported, $3,969,289 agree, in all material respects, with the Company's computation and amount reported in Part II of Form X-17A-5 (unaudited) FOCUS report as of December 31, 2023.

FIRST BALLANTYNE, LLC
STATEMENT REGARDING SCHEDULE II, III, AND IV
AS OF DECEMBER 31, 2023

Schedule II, III, and IV are not applicable. The Company has claimed an exemption from SEC Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Report of Independent Registered Public Accounting Firm

To the Managing Members
First Ballantyne, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of First Ballantyne, LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

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We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Scharf Pera & Co., PLLC
Charlotte, NC
February 23, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME FIRST BALLANTYNE LLC

SEC No. 8-65792

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 16,124,631.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 16,124,631.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 1,580,831.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 1,907,689.00		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
c	Enter the greater of line 5a or 5b		$ 1,907,689.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 3,488,520.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 12,636,111.00
8		Multiply line 7 by .0015. This is your **General Assessment.**			$ 18,954.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2023 SIPC-6 or 6A		$ 9,524.00	
11	a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 9,524.00		
	d	Add lines 11a through 11c		$ 9,524.00	
12		**LESSER** of line 10 or 11d.			$ 9,524.00
13	a	Amount from line 8		$ 18,954.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 9,524.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 9,430.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC.** Add lines 13d and 14.			$ 9,430.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-65792	DEA: FINRA	2023	Dec

MEMBER NAME
MAILING ADDRESS
FIRST BALLANTYNE LLC
13950 BALLANTYNE CORPORATE PL #185
CHARLOTTE, NC 28277-2747
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

FIRST BALLANTYNE LLC	JOHN STEPHEN TEAM
(Name of SIPC Member)	(Authorized Signatory)
2/22/2024	steam@fblt.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
First Ballantyne, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Ballantyne, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Ballantyne, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) First Ballantyne, LLC stated that First Ballantyne, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. First Ballantyne, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Ballantyne, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 23, 2024

FIRSTBALLANTYNE
FIXED INCOME SECURITIES

February 23, 2024

Re: Securities Exchange Act
Rule 17a-5(d)(4)
Exemption Report

First Ballantyne, LLC makes the following declarations as of December 31, 2023:

- First Ballantyne, LLC is exempt from the requirements of SEA Rule 240.15c3-3
- The above exemption is claimed based on the provisions of SEA Rule 240.15c3-3(k)(2)(ii). All customer transactions clear through another broker-dealer on a fully disclosed basis.
- First Ballantyne, LLC met the exemption provisions described above throughout the most recent fiscal year without exception.

Steve Team
CFO
First Ballantyne, LLC